UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13D

Under the Securities Exchange Act of 1934

(Amendment  No._________)*

Standard Drilling, Inc.

__________________________________________________________________________________________________

(Name of Issuer)

Common Stock

__________________________________________________________________________________________________

(Title of Class of Securities)

853352102

__________________________________________________________________________________________________

(CUSIP Number)

Elliott Taylor, Esq.

Taylor & Associates

6313 Shenandoah Park Avenue

Salt Lake City, UT 84121

(801) 207-8272

__________________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 11, 2013

__________________________________________________________________________________________________

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP  No. [_____________]

_________________________________________________________________________________________

1.

 Names of reporting persons

Roeland Reinders

_________________________________________________________________________________________

2.

Check the appropriate box if a member of a group (See Instructions)

         (a)   [   ]

         (b)   [   ]

_________________________________________________________________________________________

3.

SEC use only

_________________________________________________________________________________________

4.

Source of funds (See Instructions):  OO

_________________________________________________________________________________________

5.

Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

_________________________________________________________________________________________

6.

Citizenship or place of organization:  The Netherlands

___________________________________________________________________________________________

___________________________________________________________________________________________

Number of	7.	Sole Voting Power	13,328,920 shares of Common Stock
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
by Each
Reporting	9.	Sole Dispositive Power	13,328,920 shares of Common Stock
Person With:
	10.	Shared Dispositive Power	0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person: 13,328,920 shares of Common Stock

___________________________________________________________________________________________

12.

Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

___________________________________________________________________________________________

13.

Percent of Class Represented by Amount in Row (11):  14.26%

___________________________________________________________________________________________

14.

Type of Reporting Person (See Instructions):  IN

ITEM  1.   SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.001 per share of Standard Drilling, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 870 Market Street, Ste 828, San Francisco, CA 94102.

ITEM  2.   IDENTITY AND BACKGROUND

(a)

Name:    This statement is filed on behalf of Roeland Reinders (“Reporting Person”).

(b)

Residence or Business Address of the Reporting Person is:

Weteringschans 47 Huis

Amsterdam, The Netherlands  1017 RW

(c)

Present Principal Occupation or Employment/Business:

The Reporting Person is an entrepreneur.

(d)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)

Mr. Reinders is a citizen of The Netherlands.

ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 13,328,920 shares of Standard Drilling, Inc. Common Stock acquired by the Reporting Person were purchased pursuant to the terms of an Acquisition and Share Exchange Agreement dated February 1, 2013, under which certain of the shareholders of The E-Factor Corp. agreed to exchange their shares of The E-Factor Corp., 6,580,250 shares of the common stock of EFactor representing approximately 70% of E-Factor’s common stock, for a total of 50,000,000 shares (the “Shares”) of the Issuer’s common stock and 5,000,000 shares of Series A Convertible Preferred Stock (such transaction, the “Share Exchange”), of which Mr. Reinders received 13,328,920 shares of Common Stock. This transaction closed on February 11, 2013.    None of the funds used to purchase the shares were borrowed from third parties.

ITEM  4.   PURPOSE OF TRANSACTION

The 13,328,920 shares of Standard Drilling, Inc.’s Common Stock acquired by Reporting Person were acquired in a transaction where the purpose was to effectuate in a change in control of the Issuer.  As a result of the transaction, new officers were appointed to manage the day-to-day operations of Standard Drilling, Inc. and new directors were appointed to the Board of Directors of Standard Drilling, Inc.  On February 1, 2013, the holders of approximately 70% of The E-Factor Corp.’s common stock entered into an Acquisition and Share Exchange Agreement with Standard Drilling, Inc., a Nevada corporation, under which Standard Drilling, Inc. agreed to issue those E-Factor shareholders 50,000,000 shares of the Issuer’s common stock and 5,000,000 shares of Series A Convertible Preferred Stock in exchange for the 70% ownership in The E-Factor Corp.  The transaction closed on February 11, 2013.

As a result of this transaction: (i) The E-Factor Corp. became a majority-owned subsidiary of Standard Drilling, Inc., (ii) all of Standard Drilling, Inc.’s officers and directors resigned immediately, and Standard Drilling, Inc. appointed four new directors and retained new executive officers; (iii) Standard Drilling, Inc. changed its business focus from one selling disposable dental supply products at discount prices over the Internet to one focusing on owning, operating and administering certain assets related to a social media network, on- and offline content and interests in a wholly-owned subsidiary that conduct business operations as EQMentor and certain other intellectual property; and (iv) Standard Drilling, Inc. underwent a change of control.  The Reporting Person does not have any definitive agreements in place to make any investments or acquire any businesses or assets.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person now owns 13,328,920 shares of Common Stock of Standard Drilling, Inc.

(b)

As to the 13,328,920  shares of Common Stock, Reporting Person owns the following rights:

Sole Voting Power:  13,328,920

Shared Voting Power:  0

Sole Dispositive Power:  13,328,920

Shared Dispositive Power:  0

(c)

None.

(d)

None.

(e)

Not Applicable.

ITEM  6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT

   TO SECURITIES OF THE ISSUER

The 13,328,920 shares of Standard Drilling, Inc. acquired by the Reporting Person were purchased pursuant to the terms of an Acquisition and Share Exchange Agreement dated February 1, 2013, under which certain of the shareholders of The E-Factor Corp. agreed to exchange their shares of The E-Factor Corp., 6,580,250 shares of the common stock of EFactor representing approximately 70% of E-Factor’s common stock, for a total of 50,000,000 shares (the “Shares”) of the Issuer’s common stock and 5,000,000 shares of Series A Convertible Preferred Stock (such transaction, the “Share Exchange”), of which Mr. Reinders received 13,328,920 shares of the Common Stock. The Reporting Person exchanged 1,131,973 of The E-Factor Corp. common stock for the Standard Drilling Common Stock.  This transaction closed on February 11, 2013.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

10.1 (1)	Acquisition and Share Exchange Agreement by and between Standard Drilling, Inc. and certain shareholders of The E-Factor Corp. dated February 1, 2013

(1)

Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Commission on February 14, 2013.

Signature

After  reasonable inquiry and to the best of my knowledge and belief, I certify that  the information set forth in this statement is true, complete and correct.

     February 21, 2013

Date

   /s/ Roeland Reinders

Signature

    Roeland Reinders

Name/Title

Attention.  Intentional  misstatements  or omissions of fact constitute  Federal criminal  violations  (see  18  U.S.C.  1001).